                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 2)1

                            SIBIA NEUROSCIENCES, INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   825732 10 0
                                   -----------
                                 (CUSIP Number)

                                 Marc Schneidman
                                BVF Partners L.P.
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                 (415) 288-2396
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
                      or (4), check the following box |_|.

                       NOTE: Six copies of this statement,
            including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 2 of 7 Pages
----------------------------------               ------------------------------

  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY
-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
                   WC
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
-------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                -0-
       BENEFICIALLY               ---------------------------------------------
         OWNED BY                 8       SHARED VOTING POWER
           EACH                                 746,750
         REPORTING                ---------------------------------------------
        PERSON WITH               9       SOLE DISPOSITIVE POWER
                                                -0-
                                  ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                                746,750
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                    746,750
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.7%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                   PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 3 of 7 Pages
----------------------------------               ------------------------------

  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BVF PARTNERS L.P.
-------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3        SEC USE ONLY
-------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
                    OO
-------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                -0-
       BENEFICIALLY               ---------------------------------------------
         OWNED BY                 8       SHARED VOTING POWER
           EACH                                 1,418,500
         REPORTING                ---------------------------------------------
        PERSON WITH               9       SOLE DISPOSITIVE POWER
                                                -0-
                                  ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                                1,418,500
-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                    1,418,500
-------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.6%
-------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 4 of 7 Pages
----------------------------------               ------------------------------

  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   BVF INC.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY
-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
                   WC, OO
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
      NUMBER OF                   7       SOLE VOTING POWER
       SHARES                                -0-
    BENEFICIALLY                  ---------------------------------------------
      OWNED BY                    8       SHARED VOTING POWER
        EACH                                 1,418,500
     REPORTING                    ---------------------------------------------
    PERSON WITH                   9       SOLE DISPOSITIVE POWER
                                             -0-
                                  ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                             1,418,500
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                   1,418,500
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.6%
-------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
                   IA, CO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 5 of 7 Pages
----------------------------------               ------------------------------

     This Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as amended, the "Statement"), as amended by Amendment No. 1, dated August 4, 1999 ("Amendment No. 1"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock"), of Sibia Neurosciences, Inc., a Delaware corporation ("SIBIA").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the Reporting Persons' filing of Amendment No. 1, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 39,000 shares of the Stock for an aggregate consideration of $343,048.50, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 58,900 shares of the Stock for an aggregate consideration of $513,556.50, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

     BVF believes the terms of the proposed acquisition of SIBIA by Merck & Co. do not adequately reflect the fair value of SIBIA's world-class drug discovery organization plus the extraordinary potential of SIBIA's royalties derived from preexisting, fully-funded, partnered programs. Accordingly, BVF may explore various alternatives for enhancing SIBIA's shareholder value. In particular, one alternative we have expressed interest in is the distribution of the preexisting, fully-funded, partnered royalties to SIBIA's current shareholders. There can be no assurance that this alternative or other alternatives developed by BVF, if any, will be acceptable to SIBIA or that if so approved, will be consummated.

     In pursuit of the above mentioned goals, BVF has communicated with, and may communicate with in the future SIBIA's management, Board and other shareholders, with Merck, and with other interested parties.

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 6 of 7 Pages
----------------------------------               ------------------------------

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 746,750 shares of the Stock, Partners beneficially owns 1,418,500 shares of the Stock, and BVF Inc. beneficially owns 1,418,500 shares of the Stock, approximately 7.7%, 14.6% and 14.6%, respectively, of the aggregate number of shares outstanding as of July 30, 1999 (as reported by SIBIA's shareholder services department).

     (b) BVF shares voting and dispositive power over the 746,750 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,418,500 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons since Amendment No. 1. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons since Amendment No. 1.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.


Item 7 is hereby amended to read in its entirety as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Agreement Regarding Joint Filing

        Exhibit B - Transactions in the Stock by the Reporting Persons since Amendment No. 1.

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 7 of 7 Pages
----------------------------------               ------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 1999

        BIOTECHNOLOGY VALUE FUND, L.P.

        By:      BVF Partners L.P., its general partner

                 By:      BVF Inc., its general partner

                          By:      /s/ Mark N. Lampert
                                   --------------------
                                   Mark N. Lampert
                                   President

        BVF PARTNERS L.P.

        By:      BVF Inc., its general partner

                 By:      /s/ Mark N. Lampert
                          -------------------
                          Mark N. Lampert
                          President

        BVF INC.


        By:      /s/ Mark N. Lampert
                 -------------------
                 Mark N. Lampert
                 President

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                        --------------------------------

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 9, 1999

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner

                           By:      /s/ Mark N. Lampert
                                    -------------------
                                    Mark N. Lampert
                                    President

         BVF PARTNERS L.P.

         By:      BVF Inc., its general partner

                  By:      /s/ Mark N. Lampert
                           -------------------
                           Mark N. Lampert
                           President

         BVF INC.


         By:      /s/ Mark N. Lampert
                  -------------------
                  Mark N. Lampert
                  President

                                   EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
               --------------------------------------------------
                            SINCE AMENDMENT NO. 1
                            ---------------------

                                  For the Account
                                  ---------------
Trade Date           By                 of                     Quantity        Price per Share      Type of Trade        Broker
----------           --           ---------------              --------        ---------------      -------------        ------
-------------------------------------------------------------------------------------------------------------------------------
08/05/99            ILL10           Partners                     5,000            $8.3750              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
08/05/99            BVF Ltd.        Partners                     5,000            $8.3750              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
08/06/99            BVF             Partners                    31,000            $8.6283              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
08/06/99            ILL10           Partners                    13,000            $8.6283              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
08/06/99            BVF Ltd.        Partners                    26,000            $8.6283              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
08/06/99            ILL10           Partners                       400            $8.8750              Purchase            INET
-------------------------------------------------------------------------------------------------------------------------------
08/09/99            BVF             Partners                     8,000            $9.4464              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
08/09/99            ILL10           Partners                     3,000            $9.4464              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
08/09/99            BVF Ltd.        Partners                     6,500            $9.4464              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------

         INET              =        Instinet
         HRZG              =        Herzog, Hein & Geduld